TOKYO AOYAMA AOKI LAW OFFICE

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May 21, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release: Press release dated on May 21, 2003.

We hereby attach English translation of this Press Release.

Thank you for your attention.

Yours truly,

Shinichiro Kitamura

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

dw 5/27

May 21, 2003

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Repurchase of Own Shares
(Repurchase of own shares in accordance with Article 210 of the Commercial Code)

At the meeting of Board of Directors held on May 21, 2003, Belluna Co., Ltd., resolved to repurchase of its own shares pursuant to Article 210 of the Commercial Code.

Description

1. Reason for the repurchase
   To enable swift implementation of the Company's capital policies in response to changes in business conditions.

2. Details of the repurchase

(1) Type of shares to be purchased: Common stock of the Company

(2) Total number of shares to be purchased: 500,000 shares (2.3% of the Corporation's outstanding shares)

(3) Total costs of shares to be purchased: ¥2,500 million

(4) Period of repurchase: Between the close of the 27th annual shareholders' meeting to be held on June 27, 2003 and the close of the next annual shareholders' meeting.

Note:
The above items are conditional to the approval of the proposal "Repurchase of Own Shares" at the 27th annual shareholders' meeting to be held on June 27, 2003.

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